Exhibit 23.1

Consent Of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-111713, as amended, 333-120414, 333-120415, 333-120416, 333-120417 and 333-120418) and on Form S-3 (No. 333-130146) previously filed by Outdoor Channel Holdings, Inc. of our report dated March 9, 2006 (except for Note 18, which is as of February 12, 2007) with respect to our audits of the consolidated financial statements of Outdoor Channel Holdings, Inc. and subsidiaries as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 and our report dated March 9, 2006 with respect to the effectiveness of Outdoor Channel Holdings, Inc.’s internal control over financial reporting as of December 31, 2005, which reports appear in this annual report on Form 10-K/A for the year ended December 31, 2005.

/s/ J. H. COHN LLP

San Diego, California
February 12, 2007